

May 4, 2015

Via E-mail
Mr. Ewout Steenbergen
Executive Vice President and Chief Financial Officer
Voya Financial, Inc.
230 Park Avenue
New York, NY 10169

Re: **Voya Financial, Inc.**
Form 10-K for the Fiscal Year December 31, 2014
Filed February 27, 2015
File No. 001-35897

Dear Mr. Steenbergen:

We have reviewed your April 17, 2015 response to our comments issued on April 6, 2015 and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Fair Value Measurements (excluding Consolidated Investment Entities)
Valuation of Financial Assets and Liabilities at Fair Value
Fixed Maturities, page 287

1. Refer to your response to comment 1 and please address the following:
   - Clarify what you mean by "principally" in your proposed disclosure in determining fair values. To the extent you use other methods and inputs, revise your proposed disclosure accordingly.
   - Confirm that the fair value method and inputs used for each "class" (refer to ASC 820-10-50-2B) within each of the four bullets in your proposed disclosure are the same. To the extent that a method and/or inputs used for each "class" within a bullet is different, explain to us why aggregation is reasonable, or further break out your discussion by "class." In this regard, tell us whether the method and inputs for corporate securities are the same regardless of industry category, credit quality,

duration, geographic concentration, or economic characteristic except with respect to "private" versus "public" corporates.

- Explain why you do not break out your fixed maturity securities within the table in a manner similar to that in the four bullets discussing your fair value methods and inputs. In this regard, tell us the distinction between "private" versus "public" corporates and why you do not present them separately in the table as separate "classes."

- Provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your determination of "major security types" and "classes" of corporate securities including what consideration you gave to disaggregating your fixed maturity securities by credit quality. In this regard, it appears that you have significant concentrations near or at non-investment grade quality as shown on page 200.

Please contact Senior Staff Accountant Keira Nakada at (202) 551-3659 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant